UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated December 3, 2004

2.

Interim Financial Statements (Unaudited) for the period ended September 30, 2004

3.

Management Discussion and Analysis for the period ended September 30, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd.

(Registrant)

Dated: December 3, 2004	By: /s/ Bill O. Wood___________ Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

TSX Venture Exchange:

SCV.TSXV

OTC PINK SHEETS:

SCVTF

North Foss-Simmons #1 Has Pipe Set

December 3, 2004 – Sovereign Chief announced today that Western Oil and Gas Development (Western), as operator, has drilled the Simmons #1 and logged to the total depth of 15,930 feet. Western has set pipe to 14,256 feet, to complete from the following gas formations: Cleveland sand, Marmanton lime, Upper Red Fork and Lower Red Fork sand formations.

The North Foss project is in the Anadarko Geological Basin and is located in Custer County, Oklahoma. The Simmons #1 is the first well to be drilled on the North Foss project and is located on a 3,200-acre area of mutual interest with Saxon Oil Company and Western. The well is located in the Center of the NE 1/4 of Section 35-12N-19W.

The estimated drilling cost of the Simmons #1 is $2,003,000 U.S. with completion costs expected at $800,000. Sovereign owns a 7.8125% working interest in this well and the acreage block.

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free: 1-877-366-4464         Telephone: (325) 676-8500           Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA

SEPTEMBER 30, 2004

1.  CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

2.  CONSOLIDATED BALANCE SHEET

3.  CONSOLIDATED STATEMENT OF CASH FLOWS

4.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

Three months ended September 30,

Nine months ended September 30,

2004

2003

2004

2003

REVENUE

Oil and gas

$

175,390

113,784

$

435,104

151,106

EXPENSES

Depletion and depreciation

169,035

17,888

408,368

43,331

Legal and accounting

34,537

38,979

117,851

135,120

Wages and benefits

28,270

27,946

86,234

126,411

Consulting - stock-based compensation

60,166

-

60,166

-

Oil and gas production costs

22,367

12,721

57,459

72,069

Travel and auto

28,136

7,708

43,047

24,776

Office and general

7,801

6,738

20,372

19,876

Telephone

3,857

6,035

13,068

11,159

Promotion

4,270

4,604

12,218

8,604

Regulatory fees

-

23,006

11,850

39,758

Rent

2,000

1,927

4,000

6,200

Investor relations (recovery)

791

(616)

3,271

43,470

Bank charges and interest

140

220

264

5,520

Loss (gain) on foreign exchange

-

(1,565)

-

56,449

361,370

145,591

838,168

592,743

NET LOSS

(185,980)

(31,807)

(403,064)

(441,637)

Deficit, beginning of period

(5,562,417)

(5,227,972)

(5,345,333)

(4,928,398)

DEFICIT, end of period

$

(5,748,397)

(5,259,779)

$

(5,748,397)

(5,370,035)

LOSS PER SHARE - BASIC

$

(0.01)

-

$

(0.02)

0.02

WEIGHTED AVERAGE

NUMBER OF SHARES OUTSTANDING

26,529,778

22,942,778

26,529,778

20,132,540

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEET

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

September 30,

December 31,

2004

2003

ASSETS

Current

Cash

$

40,845

413,929

Accounts receivable and deposits

186,269

125,511

Subscriptions receivable

-

38,688

Prepaid expenses

120,361

31,932

347,475

610,060

Property and equipment [Note 4]

1,641,366

1,429,644

Investment in 3D Seismic data

3,227,675

3,227,675

$

5,216,516

5,267,379

LIABILITIES

Current

Accounts payable

$

363,298

116,893

Convertible debentures [Note 5]

204,207

-

567,505

116,893

SHAREHOLDERS' EQUITY

Share capital [Note 6]

10,059,043

10,059,043

Contributed surplus

98,738

38,572

Treasury shares

(256,452)

(256,452)

Deficit

(5,748,397)

(5,345,333)

Cumulative translation adjustment

496,079

654,656

4,649,011

5,150,486

$

5,216,516

5,267,379

APPROVED ON BEHALF OF THE BOARD:

“Bill O. Wood”

“Larry Van Hatten”

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

Three months ended September 30,

Nine months ended September 30,

2004

2003

2004

2003

OPERATIONS

Net loss

$

(185,980)

(31,807)

$

(403,064)

(441,637)

Add item not affecting cash:

Depletion and depreciation

169,035

17,888

408,368

43,331

Consulting - stock based compensation

60,166

-

60,166

-

Cumulative translation adjustment

(28,242)

19,627

(8,652)

58,273

14,979

5,708

56,818

(340,033)

Change in non-cash working capital balances:

Decrease (increase) in accounts receivable

(5,205)

(20,957)

(60,758)

(13,927)

Decrease (increase) in prepaid expenses

(64,638)

54,186

(88,429)

(129,133)

Increase (decrease) in accounts payable

85,826

51,290

246,405

(242,221)

30,962

90,227

154,036

(725,314)

FINANCING

Convertible debentures received

204,207

-

204,207

-

Share subscriptions received

38,688

380,803

38,688

380,803

Issuance of common shares

-

-

-

1,183,050

Decrease in deferred costs

-

-

-

12,130

Decrease in loan payable

-

-

-

(349,797)

242,895

380,803

242,895

1,226,186

INVESTING

Petroleum and natural gas properties:

Exploration costs

(192,495)

(251,733)

(599,118)

(266,135)

Acquisition of equipment

(47,450)

(135,009)

(170,897)

(444,393)

Purchase of treasury shares

-

-

-

(73,842)

(239,945)

(386,742)

(770,015)

(784,370)

Increase (decrease) in cash

33,912

84,288

(373,084)

(283,498)

Cash, beginning of period

6,933

93,348

413,929

461,134

CASH, end of period

$

40,845

177,636

$

40,845

177,636

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for the fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of $403,064 for the period ended September 30, 2004.  The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  CHANGE IN REPORTING CURRENCY

The consolidated financial statements of the Company have historically been expressed in Canadian dollars. With an increased focus on the Company's U.S. petroleum and natural gas properties, the majority of the the Company's operating, financing and investing activities are denominated in United States dollars, and as such, the Company has changed its reporting currency to United States dollar.  Comparative figures have been retroactively translated using the current rate method.

The figures for the 2003 nine month period as reported in United States dollars versus Canadian dollars include a net loss of $441,636 versus $631,275 Cdn and a deficit as of December 31, 2002 of $3,320,368 versus $4,928,397 Cdn.  The conversion from Canadian to US dollars resulted in a cumulative translation adjustment of $654,655 at December 31, 2003.

3.  CHANGE IN ACCOUNTING POLICY

The Company has adopted, effective January 1, 2004, the new Canadian Institute of Chartered Accountants standard dealing with accounting for asset retirement obligations.  Under the new standard the Company recognizes and measures the liabilities for obligations associated with the retirement of petroleum and natural gas properties when those obligations result from the acquisition, construction, development or normal operation of the asset. The obligation is measured at fair value and the related costs recorded as part of the carrying value of the related asset. In subsequent periods, the liability is adjusted for the change in present value and any changes in the amount or timing of the underlying future cash flows required to settle the obligation.  Actual costs to retire petroleum and natural gas properties are deducted from the accrued liability as these costs are incurred.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

4.  PROPERTY AND EQUIPMENT

Accumulated

Net Book Value

depletion and

September 30,

December 31,

Cost

depreciation

2004

2003

Petroleum and natural gas properties

Unproven reserves

$

2,063,490

711,619

1,351,871

1,265,549

Well equipment

334,373

52,783

281,590

153,572

Office equipment

13,328

7,875

5,453

7,188

Computer software

3,309

857

2,452

3,335

$

2,414,500

773,134

1,641,366

1,429,644

The Company's petroleum and natural gas properties represent unproven reserves.

5.  CONVERTIBLE DEBENTURES

The debentures are convertible to common shares at a price of $0.26 per share until September 13, 2005.   Interest is payable quarterly at the rate of 8% per annum.

6.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

September 30,

Number

Amount

Balance, beginning of period

27,338,278

$

10,059,043

Balance, end of period

27,338,278

$

10,059,043

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

September 30, 2004

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

7.  STOCK  OPTIONS

A summary of the change in the Company's stock option plan for the period ended September 30, 2004 and the year ended December 31, 2003 is presented below.  (All amounts noted below are in Canadian dollars)

September 30, 2004

December 31, 2003

Weighted Average

Weighted Average

Options

Exercise Price

Options

Exercise Price

Outstanding, beginning of period

1,858,000

$  0.44

1,558,000

$   0.84

  Granted

300,000

$ 0.30

300,000

0.30

Outstanding, end of period

2,158,000

$  0.42

1,858,000

$  0.44

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2004:

Weighted Average

Weighted Average

Exercise Price

Number Outstanding

Remaining

Per Share

At September 30, 2004

Contractual life

$3.00 Cdn

12,000

0.91

years

$0.45 Cdn

1,546,000

2.58

years

$0.30 Cdn

600,000

4.26

years

$0.44 Cdn

2,158,000

3.04

years

The Company has early adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to stock based compensation. The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values. No stock options were granted during the quarter ended September 30, 2004.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

September 30, 2004

Unaudited - Prepared by management

(all amounts are expressed U.S. dollars)

8.  RELATED PARTY TRANSACTIONS

During the period the Company had the following related party transactions:

a)

Wages and benefits includes $76,500 paid to a director of the Company.

b)

Legal fees of $30,409 were paid to a law firm, of which a partner is a officer of the Company.

Accounts payable includes $14,925 due to the law firm.

9.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of petroleum and natural gas properties. The petroleum and natural gas properties are located in Texas and Oklahoma, United States of America.

10.  SUBSEQUENT EVENTS

Warrants exercised - On October 15, 2004 3,103,833 share purchase warranted were exercised for net proceeds of $1,086,342.

Options - On October 21, 2004 the Company announced that 1,546,000 stock options were re-priced from $0.45 to $0.35.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT – FORM 51-102F1

SEPTEMBER 30, 2004

DATED: NOVEMBER 29, 2004

Sovereign Chief Ventures Ltd. (the "Company") is an oil and gas exploration company.  The Company has interests in sixteen wells at the Lasley Project in Western Oklahoma and additional oil and gas interests:  the North Foss Prospect in Custer County, Oklahoma, four wells at the XX Ranch Project in Coleman County, Texas, two wells at the Jones County Project in Jones County, Texas and six wells at the Nail Ranch Prospect in Shackleford County, Texas.

During the three month period ended September 30, 2004 (the "3rd Quarter"), the Company participated in the drilling and completion of two additional wells in the Lasley Project:  The Kardokus 4-10 and the Kardokus 5-10 bringing the total number of wells drilled since January 1, 2004 to six.

During the quarter, the Company received oil and gas revenues of $175,390 US an increase of $61,606 US over the revenues received during the 3rd Quarter of 2003 as a result of the commencement of production from 14 wells in the Lasley Project which were acquired and completed during 2003 and 2004.

The Company expended $770,015 US during the nine months ended September 30, 2004, on exploration costs, primarily on the Lasley Project.

Well Name	Operator	Year Drilled	Drilling & Completion Cost
Stray Cat 1-14	Chesapeake	2004	60,481
Kardokus 4-10	Western	2004	189,994
Kardokus 5-10	Western	2004	110,077
Sheward 1-31	Cimarex	2004	176,098
King 1-32	Cimarex	2004	99,322
Rosser 1-11	Questar	2004	33,726

The Company has not received revenues from wells drilled in the 2nd or 3rd Quarters.  There is generally a 120 to 180 day delay in receiving revenue cheques from the commencement of production.  The principal production from the wells in which the Company has an interest is gas.  The Company believes that at least for the remainder of the year, gas prices will continue to be strong.

Breakdown of petroleum and natural gas properties:

	Foss	Chupadera	Lasley	XX Ranch	Other	Total
Balance, beginning of period	$353,599	$61,077	$387,236	$359,377	$104,259	$1,265,549
Lease operating costs	40,976	-	5,769	-	-	46,745
Drilling	6,875	-	410,412	-	-	417,287
Depletion - total	-	-	-	-	-	(377,710)
Balance, end of period	$401,450	$61,077	$803,417	$359,377	$104,259	$1,351,871

Selected Annual Information

	Year Ended
	December 31, 2003	December 31, 2002	December 31, 2001
Revenues	$ 272,278	$ 52,682	$ 71,384
Net Loss	2,007,793	1,109,765	424,585
Net Loss per Share	0.09	0.08	0.03
Total Assets	5,267,379	4,799,037	4,414,839

The Company has no long-term debt and has paid no dividends.

The net loss for the year ended December 31, 2003 includes a write-off of $1,338,743 US as a provision of impairment for 3D Seismic Data representing the cost to the Company of that data.

Risks Associated With Foreign Operations

The Company's existing projects are all located in the United States, which is less susceptible than many foreign jurisdictions to risks relating to political stability and changes in laws relating to foreign ownership, government participation, taxation, royalties, duties, rates of exchange, exchange controls, restrictions on production, export controls, land use and operational safety, the potential for terrorism or military repression.  Nevertheless, because a significant percentage of its operating costs, exploration expenditures and lease maintenance and acquisition costs are denominated in U.S. dollars, the Company's results of operations are subject to the effects of fluctuations in exchange rates and inflation.  The Company does not engage in any hedging activities to minimize such risks.

Exploration and Production Risks

Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities.  Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well.  Adverse weather conditions can also hinder drilling operations.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well.  In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances.  As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests.  In addition, the marketability of oil and gas, which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company.  These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Financing Risks

As of September 30, 2004, the Company had a working capital deficit of $220,030 US and potential exploration commitments for the remainder of the 2004 fiscal year of approximately $140,000 US.  See "Liquidity and Capital Resources".

The Company has primarily relied on the sale of its equity capital to fund the acquisition, exploration and development of its petroleum properties.  It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements.  There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to generate such additional operating cash flow or obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Company issued Cdn. $300,000 in 8% notes convertible into common shares of the Company at Cdn.  $0.26 per share and secured by the Company's interest in the Kardokus 3-10 well at the Lasley Project in Oklahoma.  The TSX Venture Exchange approved the issuance.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts.  Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis.  These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas.

The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand.  The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has not exhibited the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels.

Currency Fluctuations

Presently, the Company's petroleum activities are conducted in the United States and all petroleum revenues and expenditures are conducted in United States dollars.  To date, all equity financing conducted by the Company have been conducted in Canadian dollars.  The Company will maintain certain of its cash holdings in Canadian dollars.  Future devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

Selected Year to Date for Quarters Ended September 30, 2004, 2003 and 2002.

	YTD-Quarter Ended September 30
	2004	2003	2002
Revenues	435,104	151,106	54,985
Net Loss	403,064	923,778	875,744
Net Loss Per Share	$0.02	$0.02	$0.06
Net Loss Per Share (Diluted)	$0.02	$0.02	$0.06
Total Assets	5,216,516	5,640,220	5,590,556
Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividend Per Common Share	Nil	Nil	Nil

* Fully diluted loss per share has not been disclosed, as it is anti-dilutive.

Revenues per quarter were not material to the second quarters ended in 2003 and 2002 as the Company's focus during that period was on drilling.  Until the Company commenced production from the Lasley Project, there was little oil and gas revenue.

Results of Operations

Revenues have increased in the 3rd Quarter as a result of commencement of production from some of the gas wells drilled and completed in 2003 and 2004.

Total drilling and completion costs incurred during the 3rd Quarter were $239,945 US.

Total expenses for the 3rd Quarter were $361,370 US compared to $145,591 US for the quarter ended September 30, 2003.

·

Depletion and depreciation expense has increased $151,147 US due to increased production.

·     Stock based compensation has increased $60,166 US.

Summary of Quarterly Events

Quarter Ended	Revenues	Loss	Loss Per Share	Loss Per Share Diluted
September 30, 2004	175,390	185,980	0.01	N/A*
June 30, 2004	146,402	189,499	0.01	N/A
March 31, 2004	113,312	27,585	0.00	N/A
December 31, 2003	98,358	1,557,999	0.07	N/A
September 30, 2003	113,784	31,807	0.00	N/A
June 30, 2003	27,899	204,235	0.01	N/A
March 31, 2003	10,832	213,752	0.01	N/A
December 31, 2002	5,413	315,636	0.03	N/A
September 30, 2002	7,124	236,475	0.01	N/A

* Fully diluted loss per share has not been disclosed, as it is anti-dilutive.

Liquidity

As at September 30, 2004, the Company had a working capital deficit of $220,030 US.

Subsequent to September 30,2004, 3,103,833 outstanding share purchase warrants were exercised at the price of Cdn.35 cents per share for total proceeds of Cdn. $1,086,341.55.

Cash flow for the 3rd Quarter from operations was $14,979 US for an average monthly cash flow of $4,993 US per month.

General and administrative expenses are estimated to be $31,026 US per month.  Additional financing will be required to fund some of these completion costs and all the drilling and completion costs of wells, which are proposed but not as yet drilled.  The Company will be required to raise additional funds by way of equity or debt financing in order to participate in the additional wells.

Related Party Transactions – Nine Months Ended September 30, 2004

Wages and benefits of $76,500 US were paid to a director.

Legal fees of $30,409 US were paid or accrued to a law firm of which an officer of the Company is a partner.

Directors and officers purchased $105,843 of notes convertible into shares of the Company at Cdn. $0.26 per share.

Outstanding Securities

As at September 30, 2004:  the Company's authorized capital was 100,000,000 common shares without par value 27,338,278 common shares were issued and outstanding 2,158,000 options to purchase shares were outstanding of which 12,000 are exercisable at Cdn. $3.00; 1,546,000 were exercisable at Cdn. $0.45 per share and 600,000 are exercisable at Cdn. $0.30 per share.

Warrants

$300,000 Cdn. of Notes convertible at Cdn.$0.26 per share were outstanding

$2,372,910 Cdn. of Warrants at Cdn. $0.38 per share were outstanding

Summary of securities issued during the period

No securities were issued during the quarter ended September 30, 2004.

Subsequent Events

Subsequent to September 30, 2004, 3,103,833 outstanding share purchase warrants were exercised at the price of Cdn. 35 cents per share for total proceeds of Cdn. $1,086,341.55.

Options to purchase 1,546,000 shares were re-priced to be exercisable at Cdn. $0.35 per share.

Corporate Overview

 The Company has made tremendous progress in the first nine months of 2004.  Natural gas is flowing and we are beginning to see monthly revenue from the production.  Sovereign is concentrating this year on the Western Oklahoma gas projects known as the Lasley and North Foss.  Due to the success in Oklahoma, the company has increased its third quarter gas revenues in 2004 over third quarter 2003 by 50.52% and 177% for nine months ended in 2004.  This increase is the result of drilling at the Lasley Project that started in 2003.

Well Name	Operator	Year Drilled
Alley Cat 1-14	Chesapeake	2003
Stray Cat 1-14	Chesapeake	2004
Kardokus A 1-10	Chesapeake	2003
Kardokus 2-10	Western	Acquired
Kardokus 3-10	Western	2003
Kardokus 4-10	Western	2004
Kardokus 5-10	Western	2004
Tiger 1-15	Western	Acquired
Tiger 2-15	Western	2003
Bear 1-19	Western	Acquired
Oklahoma State 1-13	Western	Acquired
Running Bear 1-21	Western	Acquired
Williams 1-9	Western	Acquired
Sheward 1-31	Cimarex	2004
King 1-32	Cimarex	2004
Rosser 1-11	Questar	2004

The Board of Directors has maintained its vision to stay active in the Oklahoma gas projects.  The majority of wells drilled and to be drilled offset existing production and can provide ready cash flow.  Over the next two years the company plans to continue the active drilling program it began eighteen months ago.  The Lasley project has the capacity for the drilling of 13 additional wells.  The North Foss project has the potential of 20 locations depending on the depth that a well is produced.  Dependent upon the success ratio and the price of natural gas the company anticipates significant growth in its cash flow and the creation of reserves.

APPROVED ON BEHALF OF THE BOARD

“Bill O. Wood”

“Larry Van Hatten”

Director

Director